Mail Stop 7010

                                                October 12, 2005



Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

	RE:	Strategic Diagnostics Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 000-22400


Dear Mr. Simonetta:

      Thank you for the information you provided to us during our conference calls on October 6, 2005 and October 7, 2005. We have the following additional comments. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

Please provide us with a comprehensive discussion of your accounting policy for your farm costs. In this regard, please provide us with the following information:
* A description of the nature of the costs incurred to produce your farm animals.
* How you account for the costs to maintain your farm such as the depreciation on any buildings, labor, maintenance, the cost of animal feed, etc.
* How the amount to be capitalized for your farm animals is determined.
* What percentage of costs the animals represent of your total costs for a given customized antibody arrangement.
* The average cost assigned to the animals that you produce, by specific animal type (e.g. rats, rabbits).
* The percentage of animals that are produced by you versus those that are purchased from third parties.
* The average per animal purchase price for each period presented, by specific animal type.
* Why you believe it is appropriate to include the capitalized amounts in your "other current assets" account instead of your "inventory" account.
* Describe how your farm costs are recognized for financial reporting purposes as manufacturing costs and also applied to individual contracts. Explain how such costs are accumulated in and subtracted from other current assets. A brief example including a series of journal entries may be helpful in this regard.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-3747,
Jeanne
Baker at (202) 551-3691 or, in their absence, to the undersigned at
(202) 551-3768.


            Sincerely,



                  John Cash
                  Accounting Branch Chief


??

??

??

??

Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
October 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE